MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

5800 Corporate Drive

Pittsburgh, Pennsylvania 15237-7000

June 8, 2012

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Prime Value Obligations Fund

Service Shares

Federated Prime Cash Obligations Fund

Institutional Shares

Capital Shares

Service Shares

Federated Government Obligations Fund

Institutional Shares

Capital Shares

Service Shares

Federated Treasury Obligations Fund

Institutional Shares

Capital Shares

Service Shares (the “Funds”)

1933 Act File No. 033-31602

1940 Act File No. 811-05950

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s Registration Statement filed on Form N-14 on June 7, 2012 at 2:29 PM under ACCESSION NUMBER: 0001318148-12-000875, wherein the Registrant was to acquire Fifth Third Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Government Money Market Fund and Fifth Third U.S. Treasury Money Market Fund, each a portfolio of the Fifth Third Funds.

This withdrawal is being made due to a technical error that occurred during the filing of the Form N-14 Registration Statement.

We, therefore, respectfully request, pursuant to Rule 477(a) of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the filing made on June 7, 2012 under ACCESSION NUMBER: 0001318148-12-000875.

If you have any questions regarding this application for withdrawal, please contact Heidi Loeffert at (412) 288-4827.

Very truly yours,

/s/ George F. Magera

George F. Magera

Assistant Secretary